Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

September 11, 2009

BARCLAYS

Investor Solutions

Index List

INDEX ASSET CLASS DESCRIPTION INDEX TICKER

TrendSTAR+ Rates BXIITSTP

250% The Barclays Capital TrendStar + Index is based on a curve shape strategy that seeks to

150% capture alpha from steepening and flattening trends in the USD yield curve, driven by Fed

0% actions.

June 2004 to June 2009

AIMS Inflation BXIIAIMS

250% The Barclays Capital AIMS Algorithmic Inflation Momentum SwitchingTM Index is based 150% on a long/short TIPS strategy that seeks to capture inflation alpha by capitalizing on the large size mismatch between the normal bond market and the TIPS market.

0%

June 2004 to June 2009

Atlantic Exceed Rates BXIIEXMA

150% The Barclays Capital Atlantic Exceed Index™ is based on a “curve roll-down” strategy that 100% seeks to capture alpha from term premium evidenced by yield curves. It seeks to capitalize on the fact that the forwards tend to over-predict LIBOR.

0%

June 2004 to June 2009

PRISM Rates

250% The Barclays Capital PRISM Index is based on a multi-strategy comprising TrendSTAR+, 150% AIMS and Atlantic Exceed. The PRISM methodology manages risk on an individual strategy level and on the portfolio level.

0%

June 2004 to June 2009

ICI FX BXIICIUS

TM

300% The Barclays Capital Intelligent Carry Index (ICI) seeks to capture returns from the 200% “carry trade” amongst the G10 currencies through interest rate differentials and “forward bias”. The index is mean variance optimized, rebalanced monthly and constrained to a 0% target volatility of 5%.

June 2004 to June 2009

CORALS Commodities BXIICORT 800% The Barclays Capital CORALS Index is based on a unique long/short strategy which utilizes an innovative investment methodology to capture alpha in differing market 300% cycles. The Strategy factors in demand in fundamental and technical attributes to 0% forecast the expected performance of individual commodities.

June 2004 to June 2009

QBES Equities BXIIQBES 500% The Barclays Capital QBESTM Index is based on a strategy that takes a long position in an “earnings surprise” portfolio and a short position in the S&P 500 TR Index. Each month, 300% the S&P 500 universe is run through a fundamentals metric filter that screens for cash 0% flow, book to price, and earnings yield. The top two thirds are then ranked by their

June 2004 to June 2009

earnings surprise (the amount that their EPS were above analyst estimates). The top 25 ranked comprise the “earnings surprise” portfolio for that month.

Past performance is not indicative of future results.

INDEX	ASSET CLASS	DESCRIPTION	INDEX TICKER
Dollar Diversification	FX		BXIIDDEU
150% 100% 0% June 2004 to June 2009		The Barclays Capital Trade-Weighted Dollar Diversification Index™ aims to provide investors with the opportunity to establish a short position in the USD versus a long position in a Trade-Weighted Basket. The Trade-Weighted Basket consists of ten currencies selected from the leading trading partners of the United States.	
GEMS	Emerging Markets/Currencies		BXIIGEM1
300% 150% 0% June 2004 to June 2009		The Barclays Capital Global Emerging Markets Strategy (GEMS) Index™ enables investors to participate in the Emerging Market asset class and to potentially benefit from the high returns and low levels of volatility. The GEMS Strategy is based on investing in synthetic 1-month money market deposits across 15 diversified Emerging Markets currencies.	
Pure Beta	Commodities		LPP2ER
300% 100% 0% June 2004 through June 2009		The Barclays Capital Pure Beta methodology is constructed around the concept of calculating a more representative "spot" return for each commodity and then utilising an objective framework to periodically identify and then invest in those commodity contracts along the first 12 months of the forward curve whose returns are most closely correlated to that "spot" return.	
ComBATS	Commodities		LBC1ER
300% 150% 0% June 2004 through June 2009		The Barclays Capital ComBATS index aims to produce a market-neutral alpha commodity strategy that exhibits stable returns and low volatility. The strategy takes a long position on a subset of commodities using the Pure Beta methodology and short position on the same dollar amount in the standard front month commodity indices.	
TOM	Equities		BXIIUSLT
250% 150% 0% June 2004 through June 2009		The Barclays Capital Turn of the Month (TOM™) Index aims to outperform a given equity benchmark by investing in the index at historically significant times. The TOM™ strategy invests in a single equity index three business days before each month and closes its position three business days after the same month-end	
ARISTO	Equities		BXIIARER
250% 150% 0% June 2004 to June 2009		The Barclays Capital ARISTO Index is a multi-strategy index which combines three separate quantitative investment strategies into a single package. ARISTO seeks to maximized risk-adjusted return by (1) combining market neutral, long short or absolute return strategies with low correlation to one another, and (2) integrating allocation optimization and volatility control features.	

Past performance is not indicative of future results.

Past results are not indicative of future performance. The historical information included in this free writing prospectus includes both actual historical and hypothetical historical information. The hypothetical historical information was prepared using hypothetical daily historical levels for each such index from June 30, 2004, to the launch date of such index, using the same objective criteria as is currently used for each such index, as well as actual observable data for the underlying components of each such index. Before making any investment decision, you should review the complete description of any such index, which will be provided to you in connection with an offering of notes by Barclays.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and any offering of notes. Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Park Avenue - Attn: US InvSol Support, New York, NY 10166.

Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicated returns, performance or results will be achieved.

This document has been prepared by Barclays Capital, the investment banking division of Barclays Bank PLC ("Barclays"), for information purposes only and without regard to the particular needs of any specific recipient. All information is indicative only and may be amended, superseded or replaced by subsequent summaries and should not be considered as any advice whatsoever, including without limitation, legal, business, tax or other advice by Barclays.

Any offer or sale of a specific issuance of notes will only be made pursuant to a pricing supplement or free writing prospectus, which would include more complete descriptions of the risks associated with such notes. Investors should carefully read the detailed explanations of risks related to such notes, together with other information, that would be contained in the relevant pricing supplement or free writing prospectus, including but not limited to information concerning the tax treatment of the investment, before investing. Furthermore, you should read this document together with the prospectus and the prospectus supplement, which Barclays Bank PLC has filed with the U.S. Securities and Exchange Commission ("SEC"). You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in any notes issued by Barclays Bank PLC.

Barclays does not guarantee the accuracy or completeness of information which is contained in this document and which is stated to have been obtained from or is based upon trade and statistical services or other third party sources. Any data on past performance, modelling or back-testing contained herein is no indication as to future performance. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any modelling or back-testing. All opinions and estimates are given as of the date hereof and are subject to change. The value of any investment may fluctuate as a result of market changes. The information in this document is not intended to predict actual results and no assurances are given with respect thereto.

"Barclays" and "Barclays Capital" are trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners.

Barclays Capital – the investment banking division of Barclays Bank PLC (US Securities Affiliate: Barclays Capital Inc.); Registered in England 1026167. Registered Office: 1 Churchill Place, London E14 5HP; Authorized and regulated by FSA and member of the London Stock Exchange.

© 2009, Barclays Bank PLC (All rights reserved).